[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

March 21, 2011

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jay Ingram

Re:                               Pzena Investment Management, Inc.;

Registration Statement on Form S-3 (No. 333-172204)

Dear Mr. Ingram:

On behalf of our client, Pzena Investment Management, Inc. (the “Company”), we are (i) filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (No. 333-172257) filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 14, 2011 (the “Registration Statement”), and (ii) responding to the comment of the staff (the “Staff”) of the Commission contained in your letter, dated March 2, 2011 (the “Comment Letter”) with respect to the Registration Statement.  The Company has provided us with its response to this comment, which response is set forth below. For the convenience of the Staff, the comment is restated in bold italics prior to the Company’s response.

General

1.                                      We note your registration statement covers the offer and sale of up to 4,098,774 shares of common stock issuable in exchange for outstanding Class B units of Pzena Investment Management, LLC.  It appears that you may have commenced this transaction privately, on or about October 30, 2007, when you and the unit holders executed the amended and restated operating agreement of Pzena Investment Management, LLC, which contains the exchange right in Exhibit B.  Please note that a transaction commenced privately cannot be converted to a registered offering.  Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website.  Please advise.

The Company notes the Staff’s comment and wishes to clarify that neither the 4,098,774 Class B Units of Pzena Investment Management, LLC (the “Private LLC”) nor the underlying 4,098,774 shares of the Company’s Class A Common Stock referred to in the Registration Statement were offered or sold on October 30, 2007.  As explained below, the provisions of the current operating agreement of the Private LLC grant the

Company the sole discretion to determine the date on which such Class B Units of the Private LLC may be exchanged for the underlying shares of the Company’s Class A Common Stock and therefore, no offers of such Class A Shares may be deemed to be made before the Company designates such date.

On October 30, 2007, the then members of the Private LLC agreed to amend and restate the Operating Agreement of the Private LLC (the “A&R Operating Agreement”) to provide, among other things, the following:

(i)                         the Company was designated as the sole Managing Member of the Private LLC;

(ii)       all then outstanding 57,937,910 “Units” of the Private LLC were reclassified into an equivalent number of Class B Units (the “Reorganization Class B Units”) and any holder of Class B Units were designated as “Class B Members” of the Private LLC; and

(iii)      each Class B Unit would become exchangeable for one share of the Company’s Class A Common Stock (the “Class A Shares”), subject to the timing, volume and vesting limitations described below:

(a)          the right of Class B Members to exchange any of their Class B Units for Class A Shares would be prohibited prior to the date that the Commission had declared effective a registration statement on Form S-3 with respect to the Company’s offer from time to time to exchange the Reorganization Class B Units for the underlying Class A Shares;

(b)         for the period from the effective date of such Form S-3 until the following October 30th and for each succeeding 12 month period from October 31st until the following October 30th (each, an “Annual Period”), the Company would be obligated to select one date (the “Annual Exchange Date”) on which each Class B Member as of such date would have the right to exchange certain of its Class B Units (as described in clause (d) below);

(c)          the Company would have the sole discretion to designate the Annual Exchange Date for each Annual Period;

(d)         on each Annual Exchange Date, a Class B Member may only exchange up to 15% of the Class B Units held by such Class B Member as of the January 1 immediately preceding the Annual Exchange Date (the “Annual Exchange Limit”); and

(e)          no Class B Unit is eligible for exchange unless it vested as of the applicable Annual Exchange Date.

On November 13, 2008, the Company filed a registration statement on Form S-3 with respect the Company’s offer to exchange the Reorganization Class B Units for the underlying Class A Shares.  The Commission declared such registration statement effective on February 17, 2009.  Therefore, the first Annual Period ran from such effective date to October 30, 2009, the next Annual Period ran from October 31, 2009 to October 30, 2010 and the current Annual Period runs from October 31, 2010 to October 30, 2011 (the “Current Annual Period”).  In each of the first two Annual Periods, the Company established an Annual Exchange Date pursuant to which it issued a number of Class A Shares underlying certain Reorganization Class B Units, subject to each of the timing, volume and vesting limitations described above.  The last offer required to be made by the Company pursuant to the A&R Operating Agreement that was made terminated in March 2010.

The transaction being registered pursuant to the Registration Statement is the Company’s offer and sale on various future Annual Exchange Dates of up to 4,098,774 Class A Shares upon exchange of an equivalent number of Class B Units, which consist of the following:

(a)          3,650,283 Class B Units currently underlying options to acquire such Class B Units (the “Class B Options”).  All Class B Options were granted to various employees under the Private LLC’s equity incentive plan.

(b)         448,491 Class B Units (the “Granted Class B Units”) granted by the Private LLC to various employees of the Private LLC under the Private LLC’s equity incentive plan or bonus plan.

The Company has advised us that it has not yet established an Annual Exchange Date for the Current Annual Period applicable to all Class B Members.  The Company has further advised us that it will not designate such Annual Exchange Date until this Registration Statement has been declared effective by the Commission.  Because the A&R Operating Agreement gives the Company the sole discretion to designate the Annual Exchange Date for each Annual Period, no offer may be deemed commenced until the Company notifies each Class B Member of the designated Annual Exchange Date, notwithstanding that the Annual Exchange Date for the Incentive Class B Units may be within 12 months of the exercise of the Class B Options or the issuance of the Granted Class B Units, as the case may be.

Furthermore, no persons holding Class B Options are entitled to any of the rights of Class B Members (including the right to exchange Class B Units for Class A Shares).  The holders of the Class B Options must make an independent decision to invest in the Class B Units by paying the exercise price required to purchase the underlying Class B Units.  Only thereafter would such persons be entitled to exchange up to 15% of the newly acquired Class B Units for Class A Shares, and then only with respect to Class B Units acquired on or before the January 1st preceding the Annual Exchange Date designated by the Company.  Therefore, no offer of any Class A Shares underlying any Class B Units issuable upon exercise of any Class B Options would be deemed commenced until after (a) the holder of the Class B Option pays the required exercise price and acquires the underlying Class B Unit and (b) the Company establishes an Annual Exchange Date following the January 1st after which the holder has acquired such underlying Class B Unit.  In either case, no offers will be made in respect of the Class A

Shares underlying (i) any of the Class B Units issuable upon exercise of the Class B Options, or (ii) the Granted Class B Units until this Registration Statement is declared effective.  The Company intends to designate an Annual Exchange Date for the current Annual Period only after such effective date.  As discussed above, the provisions of the A&R Operating Agreement grant the Company the sole discretion to determine this Annual Exchange Date and therefore, no offers of such Class A Shares may be deemed to be made before the Company designates such Annual Exchange Date.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 735-4112 or Yasmeena Chaudry at (212) 735-3202.

Very truly yours,

/s/ Richard B. Aftanas, Esq.
Richard B. Aftanas, Esq.

cc:	Joan Berger, Esq.
Andrew Brady, Esq.
Yasmeena Chaudry, Esq.